Exhibit 99.1

Akebia Therapeutics, Inc. 245 First Street, Suite 1100 Cambridge, MA 02142 T: +1 617.871.2098 F: +1 617.871.2099 www.akebia.com

May 5, 2016

Akebia Announces First Quarter 2016 Financial Results and Provides Corporate Update

- Reaches Alignment with FDA and EMA on INNO2VATE Phase 3 Program -

- Announces Positive Data from Japanese Ethnobridging Study for Vadadustat -

CAMBRIDGE, Mass. – May 5, 2016 - Akebia Therapeutics, Inc. (NASDAQ:AKBA), a biopharmaceutical company focused on delivering innovative therapies to patients through the biology of hypoxia-inducible factor (HIF), today announced financial results for the first quarter ended March 31, 2016. Akebia also provided an update on its Phase 3 INNO2VATE program for vadadustat in dialysis-dependent chronic kidney disease (DD-CKD), and reported data from an ethnobridging study for vadadustat.

“We continue to execute our strategy designed to position vadadustat as a best-in-class treatment for renal anemia, define a clear path to registration and establish strong commercial support in key markets,” said John P. Butler, President and Chief Executive Officer of Akebia. “With the recent European Patent Office decision, we have preserved our access to an important region and are well-positioned to pursue a European collaboration that would provide funding for the balance of our Phase 3 program.”

Mr. Butler continued, “On the clinical front, we have now reached alignment with regulators regarding our global Phase 3 program. We are advancing our ongoing global Phase 3 PRO2TECT program in non-dialysis dependent patients (NDD-CKD), and look forward to initiating the INNO2VATE program in DD-CKD patients in the third quarter of 2016. We are also expanding our experience with HIF-PH inhibitors, and plan to begin a Phase 1 trial with our second clinical candidate, AKB-6899, this year.”

INNO2VATE Program

Akebia announced today that it has reached alignment with both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) regarding key elements of the Phase 3 INNO2VATE program and expects to launch the program in the third quarter of 2016. The INNO2VATE program includes two separate studies and will collectively enroll approximately 2,600 DD-CKD patients globally. The correction study will enroll approximately 400 patients not currently being treated with recombinant erythropoiesis stimulating agents (rESAs). The conversion study will enroll approximately 2,200 patients currently receiving rESA who will be converted to either vadadustat or the active control with the goal of maintaining their baseline hemoglobin levels. Both studies will include a 1:1 randomization and an open label, active-control, non-inferiority design. Primary endpoints include an efficacy assessment of the hemoglobin response and an assessment of cardiovascular safety measured by major adverse cardiovascular events.

Ethnobridging Study Results

The company announced today that data from its recent ethnobridging study demonstrated that the pharmacokinetics of vadadustat in Japanese volunteers is similar to that in Caucasians at all doses studied. The double-blind study was designed to assess the pharmacokinetics and pharmacodynamics of vadadustat following the administration of multiple ascending doses (150 mg, 300 mg and 600 mg) once daily for 10 days in Japanese and Caucasian healthy volunteers. At all doses studied, the pharmacokinetics and pharmacodynamics of vadadustat in the Japanese population were similar to that observed in Caucasians.

“As we anticipated, these results demonstrate that ethnicity has no effect on the clearance of vadadustat, an important finding that further supports our global development and commercialization strategy in Japan and other Asian markets,” stated Brad Maroni, Chief Medical Officer of Akebia.  “Together with our partner in Asia, Mitsubishi Tanabe, we look forward to incorporating these results into our plans for vadadustat in the region.”

First Quarter 2016 Corporate Highlights

•

Preserved access to the European market for vadadustat by prevailing in a patent dispute in which the European Patent Office confirmed that none of FibroGen, Inc.'s patent claims met the requirements for patentability and, as a result, revoked the patent in its entirety; and,

•	Raised approximately $61.0 million, net, in a public offering of approximately 7.3 million shares of common stock in January 2016.

Financial Results

Akebia reported a net loss of ($25.8) million, or ($0.70) per share, for the first quarter of 2016. Net loss for the first quarter of 2015 was ($10.7) million or ($0.53) per share.

Research and development expenses were $20.2 million for the first quarter of 2016 compared to $6.7 million for the first quarter of 2015. The increase is primarily attributable to costs related to the initiation of the PRO2TECT Phase 3 program.  Research and development expenses were further increased by personnel-related costs due to additional headcount.

General and administrative expenses were $5.8 million for the first quarter of 2016 compared to $4.2 million for the first quarter of 2015. The increase is primarily due to the following expense increases:  $0.8 million due to increased headcount and compensation related costs and $0.8 million in commercial planning costs as well as legal costs.

The Company’s cash provided by operations during the first quarter of 2016 was $17.4 million, an increase of $25.8 million from $8.3 million used in operations for the same period of 2015.  The increase is primarily related to the upfront payment of $40.0 million received in January 2016 from Mitsubishi Tanabe in connection with our collaboration agreement.  The Company ended the first quarter of 2016 with cash, cash equivalents and available for sale securities of $217.0 million and expects its cash resources to fund its current operating plan through at least the second quarter of 2017.

About Akebia Therapeutics

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor (HIF) biology. Akebia has completed Phase 2 development of its lead product candidate, vadadustat (formerly AKB-6548), an oral therapy for the treatment of anemia related to chronic kidney disease (CKD) in both non-dialysis and dialysis patients.  Enrollment in the PRO2TECT Phase 3 program in NDD-CKD patients commenced in late 2015 and the INNO2VATE Phase 3 program in DD-CKD patients is expected to commence in 2016.  Akebia’s second product candidate, AKB-6899, is expected to commence clinical development in 2016.  For more information, please visit our website at www.akebia.com.

Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements include those about Akebia’s strategy, future plans and prospects, including statements regarding the potential indications and benefits of vadadustat, the establishment of a European collaboration and the potential funding associated therewith, the timing and expected size of the INNO2VATE and PRO2TECT clinical programs, and the commencement of clinical development for AKB-6899. The words “anticipate,” “appear,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement, including the risk that existing preclinical and clinical data may not be predictive of the results of ongoing or later clinical trials; Akebia's ability to negotiate commercially reasonable terms with a European collaboration partner, including economics sufficient to fund the global Phase 3 program; the ability of Akebia to successfully complete the clinical development of vadadustat; the funding required to develop Akebia’s product candidates and operate the company, and the actual expenses associated therewith; the cost of the Phase 1 study of AKB-6899 and the Phase 3 studies of vadadustat and the availability of financing to cover such costs; the timing and content of decisions made by the FDA and other regulatory authorities; the rate of enrollment in clinical studies of vadadustat and AKB-6899; the actual time it takes to prepare for and initiate clinical studies; the success of competitors in developing product candidates for diseases for which Akebia is currently developing its product candidates; and Akebia’s ability to obtain, maintain and enforce patent and other intellectual property protection for vadadustat. Other risks and uncertainties include those identified under the heading “Risk Factors” in Akebia’s Annual Report on Form 10-Q for the quarter ended March 31, 2016, and other filings that Akebia may make with the Securities and Exchange Commission in the future. Akebia does not undertake, and specifically disclaims, any obligation to update any forward-looking statements contained in this press release.

Tables Follow:

AKEBIA THERAPEUTICS, INC.

Consolidated Statements of Operations

(in thousands except share and per share data)

(unaudited)

	Three months ended
	March 31, 2016	March 31, 2015
Operating expenses:
Research and development	$20,235	$6,664
General and administrative	5,811	4,232
Total operating expenses	26,046	10,896
Operating loss	(26,046)	(10,896)
Other income, net	248	201
Net loss	$(25,798)	$(10,695)
Net loss per share applicable to common stockholders—basic and diluted	$(0.70)	$(0.53)
Weighted-average number of common shares used in net loss per share applicable to common stockholders—basic and diluted	36,873,594	20,030,129

AKEBIA THERAPEUTICS, INC.

Selected Balance Sheet Data

(in thousands)

(unaudited)

	March 31, 2016	December 31, 2015
Cash, cash equivalents and available for sale securities	$217,025	$138,454
Working capital	206,121	129,149
Total assets	221,440	142,940
Total stockholders’ equity	167,762	130,998

Investors:

Argot Partners

Susan Kim

+1 212.600.1902

Susan@argotpartners.com

Media:

Argot Partners

Elizabeth Schleifstein

+1 917.763.8106

Eliza@argotpartners.com

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